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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OFTHE SECURITIES EXCHANGE ACT OF 1934)

                               ----------------

                                MGM GRAND, INC.
                               (NAME OF ISSUER)

                                MGM GRAND, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   552953101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                SCOTT LANGSNER
                              SECRETARY/TREASURER
                                MGM GRAND, INC.
                          3799 LAS VEGAS BLVD. SOUTH
                            LAS VEGAS, NEVADA 89109
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPY TO:
                            JANET S. MCCLOUD, ESQ.
        CHRISTENSEN, MILLER, FINK, JACOBS, GLASER, WEIL & SHAPIRO, LLP
                     2121 AVENUE OF THE STARS, 18TH FLOOR
                         LOS ANGELES, CALIFORNIA 90067
                                (310) 553-3000

                                 JULY 2, 1998
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE
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
      TRANSACTION VALUATION*       AMOUNT OF FILING FEE
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
          $210,000,000                    $42,000
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* Calculated solely for purposes of determining the filing fee, based upon the purchase of 6,000,000 shares at the tender offer price per share of $35.00.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

    Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount Previously Paid: N/A                  Filing Party: N/A
    Form or Registration No.: N/A                Date Filed: N/A

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

  This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the tender offer by MGM Grand, Inc., a Delaware corporation (the
"Company"), to purchase up to 6,000,000 shares of common stock, par value $.01 per share (the "Shares"), at a price, net to the seller in cash, of $35.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 2, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer").
Copies of such documents are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 1. SECURITY AND ISSUER.

  (a) The name of the issuer is MGM Grand, Inc., a Delaware corporation. The address of its principal executive offices is 3799 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

  (b) The information set forth in "Introduction," "Section 1. Number of
Shares; Proration" and "Section 9. Interests of Directors and Executive
Officers; Transactions and Arrangements Concerning the Shares" in the Offer to
Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company, although the Company has been advised that none of its directors or senior executive officers nor Tracinda Corporation, its principal stockholder
("Tracinda") intends to tender any Shares pursuant to the Offer.

  (c) The information set forth in "Introduction" and "Section 7. Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

  (d) This Statement is being filed by the issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in "Section 10. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

  (a)-(j) The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer," "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 10. Source and Amount of Funds" and "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

  The information set forth in "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and
"Schedule I--Certain Transactions Involving Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
       TO THE ISSUER'S SECURITIES.

  The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in "Introduction" and "Section 16. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

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

ITEM 7. FINANCIAL INFORMATION.

  (a)-(b) The information set forth in "Important" and "Section 11. Certain
Information About the Company" in the Offer to Purchase is incorporated herein by reference. The information set forth (i) in Exhibit 13 to the Company's
Annual Report on Form 10-K for the fiscal year ended December 31, 1997, filed as Exhibit (g)(1) hereto; and (ii) on pages 1 through 9 of the Company's
Quarterly Report on Form 10-Q for the period ended March 31, 1998, filed as Exhibit (g)(2) hereto, in each case, is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b) The information set forth in "Section 13. Certain Legal Matters" in the
Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to
Purchase is incorporated herein by reference.

  (d) Not applicable.

  (e) The information set forth in the Offer to Purchase and the related
Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1) Form of Offer to Purchase dated July 2, 1998.
   (a)(2) Form of Letter of Transmittal.
   (a)(3) Form of Notice of Guaranteed Delivery.
   (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
   (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees.
   (a)(6) Press Release issued by the Company dated June 23, 1998.
   (a)(7) Form of Summary Advertisement dated July 2, 1998.
   (a)(8) Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.
   (b)    Not applicable.
   (c)    Not applicable.
   (d)    Not applicable.
   (e)    Not applicable.
   (f)    Not applicable.
   (g)(1) Exhibit 13 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.
   (g)(2) Pages 1 through 9 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998.
   (g)(3) Consent of Independent Public Accountants.

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

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MGM Grand, Inc.

                                          By: /s/ Scott Langsner
                                            -----------------------------------
                                                   SCOTT LANGSNER
                                                 SECRETARY/TREASURER

Dated: July 2, 1998

                               INDEX TO EXHIBITS

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
  ITEM                             DESCRIPTION                             PAGE
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
 (a)(1) Form of Offer to Purchase dated July 2, 1998.
 (a)(2) Form of Letter of Transmittal.
 (a)(3) Form of Notice of Guaranteed Delivery.
 (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.
 (a)(5) Form of Letter to Clients for use by Brokers, Dealers,
        Commercial Banks, Trust Companies and Other Nominees.
 (a)(6) Press Release issued by the Company dated June 23, 1998.
 (a)(7) Form of Summary Advertisement dated July 2, 1998.
 (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
 (b)    Not applicable.
 (c)    Not applicable.
 (d)    Not applicable.
 (e)    Not applicable.
 (f)    Not applicable.
 (g)(1) Exhibit 13 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.
 (g)(2) Pages 1 through 9 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998.
 (g)(3) Consent of Independent Public Accountants.
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